Second Quarter 2014 Conference Call

E. Scott Santi, President & CEO
Michael M. Larsen, Senior Vice President & CFO
John Brooklier, Vice President Investor Relations

July 29, 2014

FORWARD LOOKING STATEMENTS

Safe Harbor Statement

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the expected impact and timing of strategic initiatives and related benefits, future financial performance, operating performance, growth in free operating cash flow, organic and total revenue growth, operating margin growth, growth in diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, exchange rates, timing and amount of share repurchases, end market economic conditions, and the Company's related 2014 guidance. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations include those that are detailed in ITW's 2013 Form 10-K.

Non-GAAP Measures

The Company uses certain non-GAAP measures in discussing the Company's performance. The reconciliation of those measures to the most comparable GAAP measures are detailed in ITW's press release for the second quarter of 2014, which is available at www.itw.com, together with this presentation.

Q2 2014 Financial Summary

Q2 2014 Actuals

EPS +32%



EPS
$0.92
$1.21
Total Revenue
$3.6B
$3.7B
Q2'13
Q2'14

	Q2'13	Q2'14	
EPS	$0.92	$1.21	
Total Revenue	$3.6B	$3.7B	
Operating Margin	17.5%	20.5%	+ 300 bps
ROIC*	16.5%	19.5%	+ 300 bps

Highlights

- Q2 EPS from continuing ops $1.21 up 32%
- Record operating margin of 20.5% … Enterprise initiatives contribute 120 bps
- Total revenue up 4%; organic revenue grew 1.4% in a mixed environment
- Completed sale of Industrial Packaging and associated share repurchase program
- Strong cash flows and improvement in ROIC

- 1H: total revenue +4%, 19.6% operating margins +240 bps and EPS +23%

Another quarter of solid progress on enterprise initiatives

* See ITW's second quarter 2014 press release for the reconciliation from GAAP to non-GAAP measurements.

Q2 2014 Organic Revenue Growth

Growth by Geography



Organic revenue +1.4%
1%
2%
1%
7%
(5%)
North America
Inter-national
EMEA
Asia Pacific
South America

Highlights

- North America up 1%
  - Automotive OEM +8%, Food Equipment +4%, Welding +4%, and Test & Measurement +4%
- International growth +2% on tougher comps
- Europe up 1%
  - Automotive OEM +9% and Test & Measurement and Electronics +5%
- Asia Pacific driven by China +8% and Australia +5%

- 1H: total revenues +4%; organic +2.3% in line with expectations

1H'14: 2.3% organic growth in a mixed environment

Q2 2014 Operating Margins

Operating Margins



20.5%
17.5%
Q2'13
Q2'14

	OM%	V bps
Automotive OEM	23.7%	+310
T&M and Electronics	15.2	+150
Food Equipment	19.5	+80
Polymers & Fluids	19.6	+130
Welding	26.3	-20
Construction Products	18.2	+450
Specialty Products	24.2	+180

Key Drivers

	Q2
Enterprise Initiatives	+120 bps
Volume	+40
Price/Cost	+10
Other (incl. '13 pension settlement)	+130
Margin Expansion	**+300 bps**

Solid performance across the board

Q2 2014 Segment Results

($'s in millions)

By Segment

	Total Revenue Q2'14	Total Revenue VPY%	Operating Income Q2'14	Operating Income VPY%
Automotive OEM	$671	9%	$158	26%
T&M and Electronics	558	3%	85	14%
Food Equipment	537	10%	105	14%
Polymers & Fluids	506	-4%	99	3%
Welding	470	-2%	124	-3%
Construction Products	444	Flat	81	32%
Specialty Products	540	7%	130	15%
Intersegment / Unallocated	(7)	-	(19)	-
Total Company	**$3,719**	**4%**	**$763**	**21%**

Automotive OEM



Total +9%
Organic +8%
$614
$671
Q2'13
Q2'14

Total Revenue



+310 bps
20.6%
23.7%
Q2'13
Q2'14

Operating Margin

Dynamics

- Organic revenue growth of 8% vs. WW auto build of 2%
- Organic revenue vs. geographic auto builds:
  - Europe: +9% vs. +2%
  - N.A.: +8% vs. +4%
  - China: +22% vs. +11%

Q2 2014 Segment Results

($'s in millions)

Test & Measurement and Electronics

Total +3%
Organic +1%


$542
$558
Q2'13
Q2'14

Total Revenue

+150 bps


13.7%
15.2%
Q2'13
Q2'14

Operating Margin

Dynamics

- Test & Measurement organic revenue: +6%
  - Flagship Instron business: +8%
- Total Electronics organic revenue: -3%
  - Modest organic growth in Other Electronics offset by decline in Electronic Assembly

Food Equipment

Total +10%
Organic +3%


$491
$537
Q2'13
Q2'14

Total Revenue

+80 bps


18.7%
19.5%
Q2'13
Q2'14

Operating Margin

Dynamics

- North America +4% with growth in equipment +4% (refrigeration and cooking) and service +5%
- International growth: +3% supported by equipment growth of +5% (largely due to warewash and refrigeration)

Q2 2014 Segment Results

($'s in millions)

Polymers & Fluids

Total -4%
Organic -3%



$525
$506
Q2'13
Q2'14

Total Revenue

+130 bps



18.3%
19.6%
Q2'13
Q2'14

Operating Margin

Dynamics

- Organic revenue of -3% due to ongoing PLS* activity
- Polymers organic revenue: -6%
- Fluids & Hygiene organic revenue: -3%
- Auto Aftermarket organic revenue: -1%

Welding

Total -2%
Organic -2%



$480
$470
Q2'13
Q2'14

Total Revenue

-20 bps



26.5%
26.3%
Q2'13
Q2'14

Operating Margin

Dynamics

- Organic revenue: -2% due to international and some PLS* activity
- International: -15%
  - China: Negative impact from portfolio transition and delays in onshore pipeline projects
  - Germany: targeted PLS activity
- N.A.: +4% as business improves from Q1 due to strength in equipment sales to industrial and commercial customers

* Product Line Simplification

Q2 2014 Segment Results

($'s in millions)

Construction Products

Total ~Flat
Organic ~Flat



$446
$444
Q2'13
Q2'14

Total Revenue

+450 bps



13.7%
18.2%
Q2'13
Q2'14

Operating Margin

Dynamics

- Organic revenue: Flat … Enterprise initiatives drive 450 bps margin improvement
- Organic revenue by geography:
  - Asia Pacific: +8% as Australia/New Zealand residential and commercial sectors grow
  - N.A.: Mixed at -2%
    - U.S. residential moderately negative while renovation and commercial construction modestly positive
    - PLS* impacted N.A. residential organic revenue growth
  - Europe: -4% due to weaker commercial construction activity in France

Specialty Products

Total +7%
Organic ~Flat



$506
$540
Q2'13
Q2'14

Total Revenue

+180 bps



22.4%
24.2%
Q2'13
Q2'14

Operating Margin

Dynamics

- Consumer Packaging: Flat as pickup in strength films, gluing systems and apparel-related businesses were offset by delay in customer orders for warehouse automation
- Appliance: +1%
- Ground Support: Flat

* Product Line Simplification

2014 Financial Guidance

Q3 2014 Guidance

EPS +37% at mid-point



EPS
$0.90
$1.19 - $1.27
Total Revenue
$3.6B
Up 3-4%
Q3’13
Q3’14F

- 2-3% organic revenue growth
- Initiatives contribute ~100 bps to margin

2014 Guidance

EPS +26% at mid-point



EPS
$3.63
$4.50 - $4.62
Total Revenue
$14.1B
Up 3-4%
2013
2014F

- 2-3% organic revenue growth
- Operating margin ~19.5%

Narrowing and raising EPS guidance for 2014; mid-point is 26% EPS growth

Appendix

Segment Results Q2 2014 vs. Q2 2013

Favorable / (Unfavorable)

Total Revenue	Automotive OEM	T&M and Electronics	Food Equipment	Polymers & Fluids	Welding	Construction Products	Specialty Products
Organic	7.8%	1.4%	3.4%	(3.0%)	(1.8%)	0.4%	-
Acquisitions/Divestitures	-	(0.1%)	4.1%	-	-	(0.8%)	5.5%
Translation	1.4%	1.4%	2.0%	(0.5%)	(0.2%)	-	1.3%
Total Revenue	9.2%	2.7%	9.5%	(3.5%)	(2.0%)	(0.4%)	6.8%

Change in Operating Margin	Automotive OEM	T&M and Electronics	Food Equipment	Polymers & Fluids	Welding	Construction Products	Specialty Products
Operating Leverage	120 bps	40 bps	90 bps	(80 bps)	(30 bps)	10 bps	-
Changes in Variable Margin & OH Costs	130 bps	120 bps	(40 bps)	190 bps	10 bps	220 bps	260 bps
Total Organic	250 bps	160 bps	50 bps	110 bps	(20 bps)	230 bps	260 bps
Acquisitions/Divestitures	-	-	(20 bps)	-	-	-	(90 bps)
Restructuring	50 bps	(30 bps)	50 bps	-	-	220 bps	-
Translation	10 bps	20 bps	-	20 bps	-	-	10 bps
Total Operating Margin Change	310 bps	150 bps	80 bps	130 bps	(20 bps)	450 bps	180 bps
Total Operating Margin %	23.7%	15.2%	19.5%	19.6%	26.3%	18.2%	24.2%